UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2019

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

4677 Old Ironsides Drive, Suite 190
Santa Clara, CA 95054
(Address of Principal Executive Offices.)

Xiaofeng Peng, Chief Executive Officer

4677 Old Ironsides Drive, Suite 190

Santa Clara, CA 95054

Telephone: +1 408-919-8000

Fax: +1 888-633-0309

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Information

On November 6, 2019, SP Orange Power (Cyprus) Limited (“SP Orange”), a wholly owned subsidiary of SPI Energy Co., Ltd. (the “Company”), completed its acquisition of the 100% equity interest of THERMI SUN S.A. (“Thermi Sun”), which owns 4.4 Megawatts ("MW") of photovoltaic (“PV”) projects in Greece. SP Orange paid approximately EUR 7.55 million to complete the transaction. The Thermi Sun acquisition represents the last of three acquisitions completed under the terms of an agreement with THERMI TANEO Venture Capital Fund (“TTVCF”) that was executed in September 2017, as amended in 2019. The Company, through SP Orange, acquired from TTVCF all of TTVCF’s equity interests in three Greek companies (namely, THERMI SUN S.A, HELIOHRISI S.A., and HELIOSTIXIO S.A), which own a total of four PV plants with an aggregate capacity of 7.4MW in northern Greece.

Attached as Exhibit 99.1 is a copy of the press release announcing the closing.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated November 6, 2019

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2019

SPI ENERGY CO., LTD.

By: /s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

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